Exhibit 99.1

PENN WEST ANNOUNCES CONFERENCE CALL DETAILS TO DISCUSS ITS RESULTS FOR THE

THIRD QUARTER ENDED SEPTEMBER 30, 2014 AND ITS PRELIMINARY 2015 CAPITAL BUDGET

FOR IMMEDIATE RELEASE, October 28, 2014

PENN WEST PETROLEUM LTD. (TSX – PWT; NYSE – PWE) (“PENN WEST” or the “Company”) is expected to release its third quarter 2014 financial and operating results on Wednesday, November 5, 2014 before North American markets open. The third quarter 2014 management’s discussion and analysis and unaudited consolidated financial statements will be available on the website at www.pennwest.com, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

In addition to its third quarter 2014 results, the Company also expects to provide preliminary 2015 corporate level Capital Budget disclosures.

A presentation will accompany the conference call and will be available via the webcast. Alternatively, the presentation will be made available immediately prior to the conference call start time of 9:00am MST on Penn West’s website at:

http://www.pennwest.com/investors/presentations-webcasts

CONFERENCE CALL & WEBCAST DETAILS

A conference call and webcast presentation will be held to discuss the matters noted above at 9:00am Mountain Time (11:00pm Eastern Time) on Wednesday, November 5, 2014.

To listen to the conference call, please call 647-427-7450 or 1-888-231-8191 (toll-free). This call will be broadcast live on the Internet and may be accessed directly at the following URL:

http://event.on24.com/r.htm?e=864683&s=1&k=01341446993A7D99459651DFD5664A2C

A digital recording will be available for replay two hours after the call’s completion, and will remain available until November 19, 2014 21:59 Mountain Time (23:59 Eastern Time). To listen to the replay, please dial 416-849-0833 or 1-855-859-2056 (toll-free) and enter Conference ID 18638322, followed by the pound (#) key.

Penn West shares are listed on the Toronto Stock Exchange under the symbol PWT and on the New York Stock Exchange under the symbol PWE.

For further information, please contact:

PENN WEST Penn West Plaza Suite 200, 207 – 9th Avenue SW Calgary, Alberta T2P 1K3 Phone: 403-777-2500 Fax: 403-777-2699 Toll Free: 1-866-693-2707 Website: www.pennwest.com	Investor Relations: Toll Free: 1-888-770-2633 E-mail: investor_relations@pennwest.com Clayton Paradis, Manager, Investor Relations Phone: 403-539-6343 E-mail: clayton.paradis@pennwest.com